UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CASTLIGHT HEALTH INC

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

14862Q100

(CUSIP Number)

March 31, 2014

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[x] Rule 13d - 1(b)

Rule 13d - 1(c)

Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s)

Page 1 of 10 Pages

CUSIP NO. 14862Q100 13G Page 2 of 10 Pages

1 Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

T. ROWE PRICE ASSOCIATES, INC.

52-0556948

2 Check the Appropriate Box if a Member of a Group*

(a) ____

NOT APPLICABLE (b) ____

3	SEC Use Only

______________________________

4	Citizenship or Place of Organization

MARYLAND

Number of 5 Sole Voting Power

**

Shares 492,751

Beneficially 6 Shared Voting Power

**

Owned By Each -0-

Reporting 7 Sole Dispositive Power

**

Person 4,213,145

With 8 Shared Dispositive Power

-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

4,213,145

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

29.2%

(Based on 14,413,145 shares of Class B Common Stock outstanding. Assumes the conversion of Reporting Person’s Class A Common Stock, which is convertible within 60 days of March 31, 2014 into 1 share of Class B Common Stock.)

12 Type of Reporting Person*

IA

*SEE INSTRUCTION BEFORE FILLING OUT!

**Any shares reported in Items 5 and 6 are also

reported in Item 7.

CUSIP NO. 14862Q100 13G Page 3 of 10 Pages

1 Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

T. ROWE PRICE NEW HORIZONS FUND, INC.

52-0791372

2 Check the Appropriate Box if a Member of a Group*

(a) ____

NOT APPLICABLE (b) ____

3	SEC Use Only

______________________________

4	Citizenship or Place of Organization

Maryland

Number of 5 Sole Voting Power

**

Shares 2,066,748

Beneficially 6 Shared Voting Power

**

Owned By Each NONE

Reporting 7 Sole Dispositive Power

**

Person NONE

With 8 Shared Dispositive Power

NONE

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,066,748

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

16.1%

(Based on 12,825,748 shares of Class B Common Stock outstanding. Assumes the conversion of Reporting Person’s Class A Common Stock, which is convertible within 60 days of March 31, 2014 into 1 share of Class B Common Stock.)

12 Type of Reporting Person*

IV

*SEE INSTRUCTION BEFORE FILLING OUT!

**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.

CUSIP NO. 14862Q100 13G Page 4 of 10 Pages

1 Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

T. ROWE PRICE HEALTH SCIENCES FUND, INC.

52-1952906

2 Check the Appropriate Box if a Member of a Group*

(a) ____

NOT APPLICABLE (b) ____

3	SEC Use Only

______________________________

4	Citizenship or Place of Organization

Maryland

Number of 5 Sole Voting Power

**

Shares 952,622

Beneficially 6 Shared Voting Power

**

Owned By Each NONE

Reporting 7 Sole Dispositive Power

**

Person NONE

With 8 Shared Dispositive Power

NONE

9	Aggregate Amount Beneficially Owned by Each Reporting Person

952,622

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

8.1%

(Based on 11,751,622 shares of Class B Common Stock outstanding. Assumes the conversion of Reporting Person’s Class A Common Stock, which is convertible within 60 days of March 31, 2014 into 1 share of Class B Common Stock.)

12 Type of Reporting Person*

IV

*SEE INSTRUCTION BEFORE FILLING OUT!

**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.

SCHEDULE 13G

PAGE 5 OF 10 Pages

Item 1(a) Name of Issuer:

Reference is made to page 1 of this Schedule 13G

Item 1(b) Address of Issuer's Principal Executive Offices:

121 SPEAR STREET, STE 300, SAN FRANCISCO, CA 94105

Item 2(a) Name of Person(s) Filing:

(1)	T. Rowe Price Associates, Inc. ("Price Associates")

(2) T. Rowe Price New Horizons Fund, Inc.

(3) T. Rowe Price Health Sciences Fund, Inc.

X	Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b) Address of Principal Business Office:

100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c) Citizenship or Place of Organization:

(1) Maryland

(2)	Maryland

(3) Maryland

Item 2(d) Title of Class of Securities:

Reference is made to page 1 of this Schedule 13G

Item 2(e) CUSIP Number: 14862Q100

Item 3 The person filing this Schedule 13G is an:

X	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

X	Investment Company registered under Section 8 of the Investment Company Act of 1940

X	Investment Company registered under Section 8 of the Investment Company Act of 1940

CUSIP 14862Q100

PAGE 6 OF 10 Pages

Item 4 Ownership Deemed

Outstanding

And

Beneficially

Units Owned Directly

Deemed Subject to

Beneficially Warrants &

Owned Conversion

Directly Privileges Total

____________ ______________ _______

(1) WITH RESPECT TO

PRICE ASSOCIATES

(includes shares

reported in

(2) below):

(a) Amount

Beneficially

Owned . . . . . . 900,000 3,313,145 4,213,145

(b) Percent of

Class . . . . . . . . . . . . . . . . . . . . . . 29.2%

(c) Number of

units as

to which

such

person has: . . . ___________ ___________ ______

(i) *sole power

to vote or

to direct

the vote . . . 122,600 370,151 492,751

(ii) *shared power

to vote or

to direct

the vote . . . -0- -0- -0-

(iii) *sole power

to dispose or

to direct the

disposition

of . . . . . 900,000 3,313,145 4,213,145

*shared power

to dispose or

to direct the

disposition

of . . . . . -0- -0- -0-

(2) WITH RESPECT TO CUSIP 14862Q100

T. Rowe Price New Horizons Fund, Inc. Page 7 of 10 Pages

Deemed

Outstanding

And

Beneficially

Units Owned Directly

Deemed Subject to

Beneficially Warrants &

Owned Conversion

Directly Privileges Total

____________ ______________ _______

(a) Amount

Beneficially

Owned . . . . . . 341,000 1,725,748 2,066,748

(b) Percent of

Class . . . . . . . . . . . . . . . . . . . . . . 16.1%

(c) Number of

units as

to which

such person

has . . . . . . . ___________ ___________ ______

(i) *sole power to

vote or to

direct the

vote . . . . 341,000 1,725,748 2,066,748

(ii) *shared power

to vote or

to direct

the vote . . . -0- -0- -0-

(iii) *sole power

to dispose or

to direct the

disposition

of . . . . . -0- -0- -0-

(iv) *shared power

to dispose or

to direct the

disposition

of . . . . . -0- -0- -0-

*Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).

(3) WITH RESPECT TO CUSIP 14862Q100

T. Rowe Price Health Sciences Fund, Inc. Page 8 of 10 Pages

Deemed

Outstanding

And

Beneficially

Units Owned Directly

Deemed Subject to

Beneficially Warrants &

Owned Conversion

Directly Privileges Total

____________ ______________ _______

(a) Amount

Beneficially

Owned . . . . . . 301,000 651,622 952,622

(b) Percent of

Class . . . . . . . . . . . . . . . . . . . . . . 8.1%

(c) Number of

units as

to which

such person

has . . . . . . . ___________ ___________ ______

(i) *sole power to

vote or to

direct the

vote . . . . 301,000 651,622 952,622

(ii) *shared power

to vote or

to direct

the vote . . . -0- -0- -0-

(iii) *sole power

to dispose or

to direct the

disposition

of . . . . . -0- -0- -0-

(iv) *shared power

to dispose or

to direct the

disposition

of . . . . . -0- -0- -0-

*Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).

SCHEDULE 13G PAGE 9 OF 10 Pages

Item 5 Ownership of Five Percent or Less of a Class.

X Not Applicable.

This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

(1)	Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time

Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

(2)	With respect to securities owned by any one of the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8 Identification and Classification of Members of the Group.

Not Applicable.

SCHEDULE 13G PAGE 10 OF 10 Pages

Item 9 Notice of Dissolution of Group.

Not Applicable.

Item 10 Certification.

By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

Signature.

After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2014 Dated: April 10, 2014

T. ROWE PRICE ASSOCIATES, INC. T. ROWE PRICE NEW HORIZONS

FUND, INC.

By: /s/ David Oestreicher By: /s/ David Oestreicher

David Oestreicher, David Oestreicher,

Vice President Vice President

Dated: April 10, 2014

T. ROWE PRICE HEALTH SCIENCES

FUND, INC.

By: /s/ David Oestreicher

David Oestreicher,

Vice President

Note:	This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

03/31/2014

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940), T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Health Sciences Fund, Inc., all Maryland corporations, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: April 10, 2014 Dated: April 10, 2014

T. ROWE PRICE ASSOCIATES, INC. T. ROWE PRICE NEW HORIZONS

FUND, INC.

By: /s/ David Oestreicher By: /s/ David Oestreicher

David Oestreicher, David Oestreicher,

Vice President Vice President

Dated: April 10, 2014

T. ROWE PRICE HEALTH SCIENCES

FUND, INC.

By: /s/ David Oestreicher

David Oestreicher,

Vice President